[redacted]

06002938

SEC ... ISSION

... 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH., D.C. 213

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36893

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OCC Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	New York	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Martin — 949/219-2268
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 10 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Maney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OCC Distributors LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VIVIAN E. PRIMOZIC
COMM. #1354692
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires May 31, 2006
WMD1

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
(Formerly Known as PA Distributors LLC)
AND SUBSIDIARY

Table of Contents

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Managing Member
Allianz Global Investors Distributors LLC:

We have audited the accompanying consolidated statement of financial condition of Allianz Global Investors Distributors LLC (formerly known as PA Distributors LLC) and subsidiary (the Company) as of December 31, 2005 and the related consolidated statements of operations, changes in member's capital, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Allianz Global Investors Distributors LLC and subsidiary as of December 31, 2005 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information contained in schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the consolidated financial statements taken as a whole.

KPMG LLP

February 10, 2006

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
(Formerly Known as PA Distributors LLC)
AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2005

Assets

Current assets:		
Cash and cash equivalents	$	84,751,622
Distribution and servicing fees receivable		29,126,772
Receivable from affiliates		6,982,812
Prepaid expenses		481,343
Other current assets		972,584
Total current assets		122,315,133
Deferred sales charges		2,464,452
Fixed assets, net of accumulated depreciation of $2,901,198		389,796
Total assets	$	125,169,381

Liabilities and Member's Capital

Current liabilities:		
Accounts payable and accrued expenses	$	13,996,877
Accrued compensation		11,044,305
Commissions payable		46,684,068
Payable to affiliates		10,644,603
Other current liabilities		422,840
Total current liabilities		82,792,693
Other noncurrent liabilities		127,059
Total liabilities		82,919,752
Member's capital		42,249,629
Total liabilities and member's capital	$	125,169,381

See accompanying notes to consolidated financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
(Formerly Known as PA Distributors LLC)
AND SUBSIDIARY

Consolidated Statement of Operations

Year ended December 31, 2005

Revenues:		
Servicing fees	$	150,851,828
Distribution fees		105,564,524
Marketing service fees		69,920,093
Sales fees and other		14,956,556
Interest income		1,724,176
Total revenues		343,017,177
Expenses:		
Commissions		242,967,885
Compensation and benefits		51,886,267
Marketing and promotional		20,768,768
General and administrative		13,601,783
Professional		7,949,904
Occupancy and equipment		1,911,636
Insurance		143,782
Other, net		254,598
Total expenses		339,484,623
Net income	$	3,532,554

See accompanying notes to consolidated financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
(Formerly Known as PA Distributors LLC)
AND SUBSIDIARY

Consolidated Statement of Changes in Member's Capital

Year ended December 31, 2005

Member's capital, beginning of year	$	43,717,075
Net income		3,532,554
Distributions paid		(5,000,000)
Member's capital, end of year	$	42,249,629

See accompanying notes to consolidated financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
(Formerly Known as PA Distributors LLC)
AND SUBSIDIARY

Consolidated Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities:		
Net income	$	3,532,554
Adjustment to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		931,425
Loss on disposal of fixed assets		16,708
Change in:		
Fees receivable		(219,876)
Receivable from affiliates		860,725
Prepaid expenses		10,917
Other current assets		(68,194)
Deferred sales charges		659,883
Other noncurrent assets		32,308
Accounts payable and accrued expenses		(6,442,436)
Accrued compensation		(4,361,658)
Commission payable		6,971,337
Payable to affiliates		(4,286,798)
Other current liabilities		340,836
Other noncurrent liabilities		127,059
Net cash used in operating activities		(1,895,210)
Cash flows from investing activities:		
Purchases of fixed assets		(155,179)
Net cash used in investing activities		(155,179)
Cash flows from financing activities:		
Capital distributions to parent		(5,000,000)
Net cash used in financing activities		(5,000,000)
Net decrease in cash and cash equivalents		(7,050,389)
Cash and cash equivalents, beginning of year		91,802,011
Cash and cash equivalents, end of year	$	84,751,622

See accompanying notes to consolidated financial statements.

(1) Organization and Business

Allianz Global Investors Distributors LLC (AGID), formerly known as PA Distributors LLC, is a single member limited liability company wholly owned by Allianz Global Investors U.S. Retail LLC (U.S. Retail), formerly known as PA Retail Holdings LLC, which in turn is wholly owned by Allianz Global Investors of America L.P. (AllianzGI LP). AGID is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. As such, it serves as the distributor and provides shareholder services to certain institutional and retail mutual funds (Proprietary Funds) for which AllianzGI LP and its subsidiaries provide investment management and advisory services.

The Proprietary Funds include retail mutual funds (PIMCO Retail Funds) of two open-end investment management companies, the PIMCO Funds: Pacific Investment Management Series (PIMS) and the Allianz Funds (formerly known as PIMCO Funds: Multi-Manager Series). AGID also acted as distributor for the institutional classes of PIMS and Allianz Funds.

Allianz AG indirectly owns the majority interest of AllianzGI LP. Allianz AG is a global insurance company engaged in property and casualty protection, life and health insurance, banking, and asset management.

AGID does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

(2) Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements include the accounts of AGID and its wholly owned subsidiary, Allianz Global Investors Advertising Agency, Inc. (AGI Advertising). AGI Advertising was formed in 1997 for the purpose of providing advertising services to AGID. All significant intercompany items have been eliminated in consolidation.

(b) Cash and Cash Equivalents

AGID invests its excess cash in money market funds. At December 31, 2005, this investment is $80,405,000. Management considers investments in money market funds to be cash equivalents for purposes of the consolidated statement of cash flows. This investment is carried at cost, which approximates market. The Company also maintains cash and cash equivalents in various institutions. The account balances may not be covered or exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. Management of the Company believes that this risk is not significant.

(Continued)

(c) ***Depreciation and Amortization***

Office equipment, furniture, and fixtures are depreciated on a straight-line basis over their estimated useful lives, generally five years. Leasehold improvements are amortized on a straight-line basis over the remaining terms of the related leases or the useful lives of such improvements, whichever is shorter.

(d) ***Income Taxes***

AGID is not subject to federal and state income tax. Ultimately, all partners of AllianzGI LP are responsible for taxes, if any, on their proportionate share of AGID's taxable income.

(e) ***Distribution and Servicing Fees***

Distribution and servicing fees are recognized as the services are performed. Such fees are primarily based on percentages of the market value of the assets under management.

(f) ***Marketing Service Fees***

AGID and Allianz Global Investors Fund Management LLC (AGIFM), formerly known as PA Fund Management LLC, a wholly owned subsidiary of U.S. Retail, have a marketing services agreement whereby AGIFM compensates AGID for the acquisition of new assets under management. Marketing servicing fees are recognized as the services are performed.

(g) ***Sales Fees***

Commission revenues associated with securities transactions are recorded on a trade-date basis.

(h) ***Deferred Sales Charges***

AGID offers for sale a B class of mutual fund shares. Under this share structure, AGID advances commissions to independent brokers and is entitled to recoup its marketing costs through an ongoing fee stream from the respective funds or through contingent deferred sales charges collected from the share purchaser.

(i) ***Impairment of Long-Lived Assets***

AGID reviews its fixed assets and deferred sales charge assets as well as other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment of these assets is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset.

(j) ***Use of Estimates***

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. Actual results could differ from those estimates.

(Continued)

(k) Fair Value of Financial Instruments

The carrying value of AGID's financial instruments approximates fair value. The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximates fair value due to their short maturity.

(3) Fixed Assets

The major classifications of fixed assets at December 31, 2005 are as follows:

Office equipment, furniture, and fixtures	$	1,919,351
Leasehold improvements		1,371,643
Total fixed assets		3,290,994
Less accumulated depreciation		2,901,198
	$	389,796

The Company recorded depreciation expense of $345,483 for the year ended December 31, 2005.

(4) Revenues

Pursuant to the distribution agreements with the various PIMCO Retail Funds, AGID acts as principal underwriter for such funds. For providing such services, AGID receives distribution fees, servicing fees, and contingent deferred sales charges.

AGID receives a distribution fee equal to 0.75% of the fund's average daily net assets attributable to the Class B and Class C shares and 0.25% in the case of Class R shares of each PIMS and Allianz funds, except that the fee is 0.50% per annum in the case of the Low Duration, Real Return Bond, Municipal Bond, and StocksPLUS Funds for Class C shares, 0.30% in the case of the PIM Floating Income, Short Duration Muni Bond, and Short-Term Fund for Class C shares, and 0% in the case of the Money Market Fund for Class C shares.

AGID receives a servicing fee from each PIMS and Allianz funds equal to 0.25% of the average daily net asset value of the Class A, Class B, Class C, Class D, and Class R shares, except that the fee is 0.10% for Class A and Class C shares of the Money Market Fund, 0.20% for Class A and Class C shares of the Short-Term and Short Duration Muni Bond Funds, 0.20% for Class B and Class R shares of the Short-Term Fund, and 0.25% for Class B and Class C for the Total Return Mortgage and GNMA funds.

Contingent deferred sales charges are received on the Class A, Class B, and Class C shares from the PIMS and Allianz funds if an investor redeems an amount which causes the current value of the investor's account to fall below the total dollar amount of investments made during the past five years, except that no sales charge is imposed if the portion of the investment redeemed is attributable to reinvested dividends or capital gains distributions, or is derived from increases in the value of the account above the amount invested during the past five years. The contingent deferred sales charge on Class B shares in the first year

(Continued)

following purchases is 5% of the net asset value per share and decreases to 1% of such amount in the sixth year. There is no charge after a six-year holding period. The Class B shares will convert to Class A shares after they have been held for seven years. The contingent deferred sales charge on purchases made on or after July 1, 1991 (new Class C shares) is 1% during the first 12 months after the purchase and nothing thereafter.

AGID receives a sales commission (up to 5.5% of the public offering price per share) less any applicable commission to participating brokers (ranging from 0.25% to 4.75% of the public offering price per share) on sales of PIMS and Allianz funds Class A shares. AGID receives no sales commission on sales of PIMS and Allianz funds Class B and Class C shares.

(5) Commissions and Other Payouts

AGID pays initial and trail commissions with respect to the PIMS and Allianz funds to participating brokers at rates set by management. Initial commissions are paid for the sale of new Class B shares at a rate of up to 4% of the sale amount. Initial commissions are paid for the sale of new Class C shares at a rate of up to 1% of the sales amount.

Trail commissions consist of distribution and servicing payments to participating brokers for the distribution of shares, providing personal services to shareholders and maintaining shareholder accounts. Such trail commissions, in total, can range from 0.10% to 1.00% of such average daily net assets for the PIMS and Allianz funds.

In connection with the distribution of the Class B shares, AGID advances commissions to independent brokers and is entitled to recoup its marketing costs through an ongoing fee stream from the respective funds and from contingent deferred sales charges collected from the share purchaser. For the year ended December 31, 2005, approximately $11,701,000 was paid to brokers under this program, which is included in deferred sales charges.

(6) Related Party Transactions

AllianzGI LP provides office space and certain accounting and administrative services to AGID. The amount charged for such services aggregated $6,277,000 during 2005.

The payable to affiliates includes cash to be paid to AllianzGI LP in connection with various operating agreements between AGID and AllianzGI LP.

AGID earned $68,158,000 of marketing service fees from AGIFM and $1,762,000 from other affiliates during 2005.

On a monthly basis, AGID sold to AGIFM at book value the then existing rights to future deferred sales charges and distribution fees related to Class B retail shares. Such sales aggregated approximately $12,645,000 during 2005.

(7) Benefit Plans

AllianzGI LP is the sponsor of a defined benefit contribution employee savings and retirement plan. The plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to 10% of their annual compensation, as defined, and subject to a maximum dollar amount determined from time to time by the Internal Revenue Code. Employees are generally eligible to participate in the plan following the later of attainment of age 21 or the completion of one year of credited service. AGID matches and contributes an amount equal to the first 6% of annual compensation, subject to the Internal Revenue Service limits, contributed by the employees. The amount of expense incurred by AGID related to this plan during the year was $1,003,000. An additional element of the plan allows AGID to contribute an additional amount ranging from 5.4% to 10.8% of eligible compensation to the retirement plan. The amount of expense incurred in 2005 by AGID related to the additional feature was $1,227,000.

AllianzGI LP has a nonqualified deferred compensation plan pursuant to which a portion of the compensation otherwise payable to certain eligible employees will be mandatorily deferred, and pursuant to which such eligible employees may elect to defer additional amounts of compensation. The plan is maintained primarily for the purpose of providing deferred compensation for a select group of management of highly compensated employees, within the meaning of Sections 201(2), 301(a)(3), and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended. Amounts deferred under the plan are invested in marketable securities as directed by the employees and are held in trust at AllianzGI LP.

AllianzGI LP has a profit sharing plan and an incentive compensation program that compensates participants on the basis of profitability and provides discretionary bonuses. Compensation under these programs was $20,801,000 for the year ended December 31, 2005 and is included in compensation and benefits in the accompanying consolidated statement of operations.

AllianzGI has a long-term incentive plan to reward certain key employees for the Company's long-term growth and profitability. Awards are primarily based on achieving certain Company growth targets and are paid at the end of three years from the date of grant. Compensation expense is recognized over the vesting period. Total expense under this program was $159,000 for the year ended December 31, 2005 and is included in compensation and benefits in the accompanying consolidated statement of operations.

(8) Contingencies

AGID is subject to various pending and threatened legal actions, which arise in the normal course of business. The Company's management, upon the advice of legal counsel, believes that the outcome of these matters will not have a material adverse effect on AGID's financial statements or business.

(9) Commitments

AGID leases office space under noncancelable leases with terms in excess of one year. Future minimum payments are as follows:

Year ending December 31:		
2006	$	855,614
2007		866,735
2008		887,636
2009		898,756
2010		609,494
Total	$	4,118,235

Rent expense in connection with these agreements was $887,780 for the year ended December 31, 2005.

(10) Net Capital

AGID is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2005, AGID had net capital of $18,191,377 for regulatory purposes, which was $12,663,394 in excess of its required net capital of $5,527,983. AGID's net capital ratio was 4.56-to-1.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
(Formerly Known as PA Distributors LLC)
AND SUBSIDIARY

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2005

Net capital:		
Capital	$	42,249,629
Deductions and/or charges:		
Nonallowable assets:		
Receivable from affiliates		6,982,812
Net fixed assets		389,796
Other nonallowable assets		15,077,550
		22,450,158
Net capital before haircuts on securities positions		19,799,471
Haircuts on securities:		
Money market funds		1,608,094
Net capital	$	18,191,377
Computation of basic net capital requirement:		
Aggregate indebtedness	$	82,919,752
Ratio of aggregate indebtedness to net capital		4.56-to-1
Minimum net capital required (the greater of $25,000 or 6.67% of aggregate indebtedness)	$	5,527,983
Excess net capital		12,663,394

Note:

The computation of net capital under Rule 15c3-1 as of December 31, 2005 computed by Allianz Global Investors Distributors LLC in its Form X-17a-5, Part II, filed with NASD Regulation, Inc. on January 25, 2006, does not materially differ from the above computation, which is based upon the accompanying audited consolidated financial statements.

See accompanying independent auditors' report.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
(Formerly Known as PA Distributors LLC)
AND SUBSIDIARY

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

Exemption is claimed under Section K(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

Schedule 3

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
(Formerly Known as PA Distributors LLC)
AND SUBSIDIARY

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

Exemption is claimed under Section K(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Managing Member
Allianz Global Investors Distributors LLC:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Allianz Global Investors Distributors LLC and subsidiary (the Company) for the year ended December 31, 2005, we considered their internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against losses from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the member of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

February 10, 2006